Exhibit 1.1

WISeKey International Holding Ltd Announces Extraordinary General Meeting

Zug, Switzerland, December 1, 2020 – WISeKey International Holding Ltd (“WISeKey” or “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that the Board of Directors has recommended certain proposals for shareholder approval at an Extraordinary General Meeting of Shareholders (“EGM“).

The EGM is expected to be held at 2pm CET on January 28, 2021. Due to the extraordinary situation in connection with the COVID-19 pandemic, WISeKey's Board of Directors has decided to make use of the authority granted to it under the Swiss Federal Council Ordinance No. 3 on Measures to Combat the Coronavirus dated June 19, 2020 and require shareholders to exercise their voting rights at the EGM solely by giving electronic or written voting instructions to WISeKey's independent voting rights representative, as further described in the invitation to the EGM, which will be published on or about December 11, 2020. It will not be possible for shareholders to attend the EGM in person.

The Board of Directors recommends shareholders to approve, among other things:

•	The creation of a special authorized share capital for the issuance of up to 12,327,506 new registered shares, par value CHF 0.05 each ("Class B Shares"), to arago GmbH’s ("arago") sole shareholder apart from WISeKey, Mr Hans-Christian Boos, or companies controlled by him, in exchange for all arago shares directly or indirectly held by Mr Hans-Christian Boos.

As previously disclosed, WISeKey reached a binding agreement with arago for WISeKey to acquire, through conversion of loan commitments and guaranteeing arago's existing indebtedness, a majority interest of 51% in arago. The acquisition of a controlling interest in arago is only the initial step in an overall transaction that would lead to a combination of the businesses of WISeKey and arago. If and when definitively agreed, the combination would be completed through the issuance by WISeKey of Class B Shares to arago’s remaining minority shareholder against contribution to WISeKey of all arago shares not yet held by WISeKey. The Board of Directors would only make use of its authority if binding agreements are executed and all conditions precedent to closing are satisfied.

•	The election of Hans-Christian Boos, arago's founder, as a new members of the Company's Board of Directors, for a term extending until the next annual general meeting of shareholders. Mr Hans-Christian Boos studied computer science at ETH Zurich and the Technical University of Darmstadt. His ongoing research focuses on graph theory, machine reasoning and machine learning. Mr Hans-Christian Boos is the Managing Director and Founder of arago and is a member of the Digital Council advising the German Chancellor on digital policy and artificial intelligence.

•	An increase of the Board of Directors' general authority to issue shares out of authorized share capital, corresponding to approximately 25.65% of the Company's share capital (including the shares issued out conditional share capital over 2020), in addition to the above-mentioned special authorized share capital for arago’s sole shareholder, for a further two-year period. The Board of Directors does not currently have specific plans to issue shares under the proposed general authorization. The Board of Directors believes, however, that providing the flexibility to issue shares quickly is a strategic benefit for the Company.

•	The creation of a conditional share capital on the basis of which the Company would have authority to issue registered shares, par value CHF 0.01, i.e. the Company's shares not listed on the SIX Swiss Exchange ("Class A Shares"), to members of the Board of Directors and executive management. This proposed conditional share capita provides authority to issue Class A Shares representing approximately 4.75% of the Company's share capital. The Board of Directors intends to implement a new "Class A Share WISeKey Stock Option Plan" pursuant to which members of the Board of Directors and the Company's executive management could, subject to the plan being resolved upon and approved by the Board of Directors, receive options or other awards exercisable for Class A Shares. The Board of Directors believes that issuing Class A Shares, which are non-tradeable, will be beneficial to the Company, as it will require directors and executive management members to focus on the long-term strategy and development of the Company.

•	An increase of the Company’s conditional share capital whereby Class B Shares representing approximately 32.82% of the Company's share capital (including the shares issued out conditional share capital over 2020) will be reserved for Class B issuances in connection with convertible or similar financial instruments, and approximately 12.44% for Class B issuances under the WISeKey Stock Option Plan for the benefit of directors, executives, employees and consultants.

In addition, Dourgam Kummer has informed the Company that he will step down as a member of the Board of Directors with immediate effect. The Board thanks Mr. Kummer for his outstanding contribution to the Company.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any shares or other securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.